SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Silver Horn Mining, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27885J 101
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27885J 101	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,819,488 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,819,488 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,819,488 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)(2)
12		TYPE OF REPORTING PERSON IN - Individual

CUSIP No. 27885J 101	13G	Page 3 of 5 Pages

(1)
Includes (i) 19,819,488 shares of common stock and (ii) 3,000,000 shares of common stock underlying convertible debentures and warrants.  Does not include an additional 18,000,000 shares of common stock underlying convertible debentures and warrants.

(2)
All of the Reporting Person’s debentures and warrants contain a blocker provision under which the Reporting Person can only convert his debentures or exercise his warrants to a point where he would own a maximum of 9.99% of the total shares outstanding.

CUSIP No. 27885J 101	13G	Page 4 of 5 Pages

Item 1.

(a)	Name of Issuer: Silver Horn Mining, Ltd.
(b)	Address of Issuer’s Principal Executive Offices: 3346 W. Guadalupe Rd., Apache Junction, AZ 85120

Item 2.

(a)	Name of Person Filing: Michael Brauser
(b)	Address of Principal Business Office or, if none, Residence: 4400 Biscayne Blvd., Suite 850, Miami, FL 33137
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 27885J 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of February 14, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 27885J 101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	By:	/s/ Michael Brauser
Michael Brauser